ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
(Incorporated Under the Laws of Canada)
STATEMENT OF FINANCIAL CONDITION
AS AT JUNE 29, 2018
(with comparative figures as at June 30, 2017)
(expressed in U.S. dollars)

ASSETS

	2018	2017
CURRENT		
Cash	$ 831,342	$ 511,361
Due from affiliates (note 4)	16,103	815
Accrued income receivable (note 4)	100,032	268,590
Government remittances recoverable	655	17,724
	948,132	798,490
OTHER		
Deferred income taxes (note 5)	31,045	24,134
TOTAL ASSETS	$ 979,177	$ 822,624

LIABILITIES

	2018	2017
CURRENT		
Accounts payable and accrued liabilities	$ 67,828	$ 69,751
Due to affiliates (note 4)	256,903	67,227
TOTAL LIABILITIES	324,731	136,978

STOCKHOLDER'S EQUITY

	2018	2017
COMMON SHARES (note 6)	738,373	738,373
ADDITIONAL PAID-IN CAPITAL	300,000	300,000
DEFICIT	(383,927)	(352,727)
TOTAL STOCKHOLDER'S EQUITY	654,446	685,646
	$ 979,177	$ 822,624

Approved and authorized for issue by the Company's board of directors on August 20, 2018.

_______________ DIRECTOR

_______________ DIRECTOR

See accompanying notes to financial statements